United States securities and exchange commission logo





                              November 11, 2021

       Man Chak Leung
       Chief Executive Officer
       Metal Sky Acquisition Corp
       132 West 31st Street, First Floor
       New York, NY 10001

                                                        Re: Metal Sky
Acquisition Corp
                                                            Registration
Statement on Form S-1
                                                            Filed October 14,
2021
                                                            File No. 333-260251

       Dear Mr. Leung:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed October 14, 2021

       Cover Page

   1. We note the statement that your Sponsor and certain of your executive officers and/or directors are located
in or have significant ties to China/Hong Kong, and your disclosure that you may consider a
business combination with an entity with a physical presence or other significant ties
to China/Hong Kong. Please disclose, if true, that a majority of your executive officers and
directors have significant business ties to or are based in
                                                        China/Hong Kong.
Additionally, revise your disclosure to also describe the legal and operational risks
associated with acquiring a company that does business in China. Your disclosure should make
clear whether these risks could result in a material change in your or the target company
s post-combination operations and/or the value of your common stockor could
significantly limit or completely hinder your ability to offer or continue to
 Man Chak Leung
FirstName LastNameMan    Chak Leung
Metal Sky Acquisition Corp
Comapany 11,
November  NameMetal
              2021    Sky Acquisition Corp
November
Page 2    11, 2021 Page 2
FirstName LastName
         offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure also should address how recent statements and regulatory
         actions by China   s government, such as those related to data
security or anti-monopoly
         concerns, has or may impact the company   s ability to conduct its
business, accept foreign
         investments, or list on an U.S. or other foreign exchange. Further, please provide a clear description of how cash will be transferred throughout the post-combination organization if you acquire a company based in China, as well as a statement as to whether any transfers, dividends or distributions have been made to date. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
2. We note the statement that the VIE structure is used to replicate foreign investment in
         China-based companies. We note, however, that the structure provides contractual exposure to foreign investment in such companies rather than replicating an investment.
         Please revise accordingly on the cover page, page 2 and where appropriate.
Prospectus Summary, page 25

3. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities. Additionally, expand your disclosure to discuss that the United States Senate passed the Accelerating
         Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.
4. We note the statement on page 24 that you are not required to obtain any permission to issue your securities in this initial public offering from any PRC authorities. Please revise to address the consequences to you and your investors if you do not receive or maintain approvals where you inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future. Additionally, please expand to address any permissions to operate or conduct operations, and confirm that your use of the term "operate" and "operations"
         includes the process of searching for a target business and conducting related activities.
Prospectus Summary, page 29

5. Where you address risks that being based in or acquiring a company whose corporate structure or whose operations in China poses to investors, revise your summary of risk factors to specifically address liquidity risks,and provide cross-references to the more detailed discussion of these related risks in the prospectus.
6. Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to
 Man Chak Leung
FirstName LastNameMan    Chak Leung
Metal Sky Acquisition Corp
Comapany 11,
November  NameMetal
              2021    Sky Acquisition Corp
November
Page 3    11, 2021 Page 3
FirstName LastName
         U.S. investors that may apply after a business combination with a company based in
         China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
7. We note your disclosure on page 2 regarding VIE structures. Please revise to explain that the entity in which investors may hold their interest may not be the entity or entities
         through which the company   s operations may be conducted in China
after the business
         combination. Where you discuss how this type of corporate structure may affect investors and the value of their investment, clarify how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
Risk Factors, page 64

8. Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.
Risk Factors, page 67

9. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination. General

10. We note that the registration statement does not cover the ordinary shares underlying the warrants, which shares may become exercisable within 12 months. Please revise the registration statement to include the shares underlying the warrants. Refer to Securities
         Act Sections Compliance and Disclosure Interpretation 103.04 for guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395
if you have questions regarding comments on the financial statements and related
 Man Chak Leung
Metal Sky Acquisition Corp
November 11, 2021
Page 4

matters. Please contact Benjamin Holt at 202-551-6614 or James Lopez at 202-551-3536 with any other questions.



                                                        Sincerely,
FirstName LastNameMan Chak Leung
                                                        Division of Corporation
Finance
Comapany NameMetal Sky Acquisition Corp
                                                        Office of Real Estate &
Construction
November 11, 2021 Page 4
cc:       Brian C. Daughney
FirstName LastName